New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock and the Preferred Income Equity Redeemable Shares (PIERS), consisting of Depositary Shares (Each representing One One-hundredth of a Share of 7-1/4% Convertible Preferred Stock) (together, the 'Securities') of Six Flags, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 8, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The decision was reached in view of the fact that the Company had fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $75 million and total stockholders' equity of not less than $75 million. The Company does not presently meet the NYSE’s market capitalization and stockholders' equity continued listing criteria and was operating under an NYSE plan. Prior to the NYSE's February 26, 2009 rule filing submitted to the Securities and Exchange Commission ('SEC') to temporarily suspend the $1.00 minimum share price requirement, the Company had previously been notified that it had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time stockholders' equity is less than $75,000,000. 2. The Exchange, on April 9, 2009, determined that the Securities should be suspended from trading before the opening of the trading session on April 20, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on April 9, 2009. 3. Pursuant to the above authorization, a press release was issued on April 9, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on April 9, 2009 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on April 9, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company announced in a press release dated April 9, 2009 that it does not intend to appeal the NYSE's decision.